September 27, 2011	News Release 11-22

PIRQUITAS MILL SHUTDOWN AND UPDATE

VANCOUVER, B.C. – Silver Standard Resources Inc. (“Silver Standard”) (NASDAQ: SSRI, TSX: SSO) advises that the Pirquitas mill was shut down due to a gearbox failure September 24, 2011. The process plant, excluding the ball mill, will resume operations this week at reduced levels processing high grade fines from the process water pond. Mine operations are unaffected and will continue to stockpile material at design rates.

“We took added measures to monitor the gearbox and were enjoying average daily production rates of 28,000 ounces of silver and 85% recovery rates in September,” said John Smith, President and CEO. “We are refurbishing the gearbox now and in November will take delivery of a new gearbox providing full redundancy, allowing us to continually produce between 8 to 10 million ounces of silver annually.”

The ball mill re-start is scheduled for mid-October and is expected to achieve design rates through year-end. As a result, 2011 silver production guidance is revised to 7.3 to 7.6 million ounces. Cost guidance will be re-examined and reported with the third quarter results.

Spot sales of silver concentrate were initiated in late September with revenue being recognized in the fourth quarter 2011 and are expected to continue until year end. Negotiations for long-term contracted silver concentrate sales will be the focus of the London Metals Exchange week event, beginning October 3, 2011.

For further information contact:

Ian Chadsey
Director, Investor Relations
N.A. toll-free: (888) 338-0046
Telephone: (604) 484-8216
E-Mail: invest@silverstandard.com

To receive Silver Standard’s news releases by e-mail, contact Investor Relations at invest@silverstandard.com or call (888) 338-0046. The TSX has neither approved nor disapproved of the information contained herein.

Cautionary Statements on Forward Looking Information: All statements in this news release other than statements of historical fact, relating to the future financial or operational performance of Silver Standard including estimates of the timing and amount of future production, costs of production, timing of sales contracts, are forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and forward looking information within Canadian securities laws (collectively “forward looking statements”). The words “will”, “plans”, “expects”, “estimates”, “guidance”, “targets”, “intends”, “anticipates”, “believes”, or variations of such words and phrases or statements that certain events, or results “may”, “could”, “might”, or “will be taken” identify forward looking statements. Forward looking statements are statements that are not historical facts and are based on estimates and assumptions that, while considered reasonable by Silver Standard at the date of such statements, are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward looking statements. Such risks and uncertainties include, but are not limited to Silver Standard’s ability to raise sufficient capital to fund development; changes in economic conditions or financial markets; changes in prices for the company’s mineral products or increases in input costs; uncertainty of production and cost estimates for the Pirquitas Mine; risks and uncertainties associated with new mining operations including start-up delays and operational issues; risks relating to the interpretation of drill results and the geology, grade and continuity of our mineral deposits; litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in Argentina, Canada, Chile, Mexico, Peru, the United States and other jurisdictions in which Silver Standard may carry on business; technological and operational difficulties or the delay, non-compliance or inability to obtain permits encountered in connection with mining, exploration and development activities; labour relations matters; and changing foreign exchange rates, all of which are described more fully in the company’s most recent Form 20-F, and in the Management Discussion and Analysis under the heading “Risks and Uncertainties” and in other filings with the Securities and Exchange Commission and Canadian regulatory authorities. Silver Standard does not intend, and does not assume any obligation, to update any forward looking statements, other than as required by applicable law. (Source: Silver Standard Resources Inc.)